November 11, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:	Arrived Homes, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed October 30, 2020

File No. 024-11325

Dear Mr. Regan,

We hereby submit the responses of Arrived Homes, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated November 9, 2020, providing the Staff’s comments with respect to the offering statement on Form 1-A, as amended (the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment on Form 1-A/A to the Offering Statement (the “Form 1-A Amendment”), which incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form1-A

Appraised Value, page 46

1.	We note your response to prior comment 6 and that you continue to refer to the valuation reports and now direct investors to your website. If you cannot provide consents please remove the references to the valuation reports. Otherwise, please provide us with a legal analysis showing how you determined that you may disclose valuation reports without filing the consents required by Item 17 of Form 1-A.

Response: We have revised our disclosure in the Form 1-A Amendment as requested in the above comment.

Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98105

Management Compensation, page 57

2.	We note your response to prior comment 8; however, on page 57 you continue to state that you will reimburse the manager for compensation and expenses of your directors. Please revise or advise.

Response: We have revised our disclosure in the Form 1-A Amendment to remove the sentence relating to the reimbursement of the manager for compensation and expenses of our directors.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Ryan Frazier, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Arrived Homes, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

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